June 30, 2016

Katherine Hsu
Office Chief
 Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Trust 2012-GCJ9 Form 10-K for the Fiscal Year Ended December 31, 2015 Filed March 25, 2016 File No. 333-171508-04

Dear Ms. Hsu:
We are counsel to GS Mortgage Securities Corporation II (“GSMSC”) in connection with your letter dated June 20, 2016 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K (the “Filing”).  We have reviewed the Comment Letter and the Filing, and we have discussed the comments contained in the Comment Letter with various representatives of GSMSC.

For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of GSMSC.

Exhibit 33.9 to GS Mortgage Securities Trust 2012-GCJ9

Exhibits 31 to Forms 10-K

1.
We note that Citibank N.A.’s management’s assessment of compliance with the servicing criteria set forth in Item 1122(d) of Regulations AB states that Items 1122(d)(4)(i)-(ii) are not applicable to the activities performed by them. We note, however, that the applicable Pooling and Servicing Agreement for GS Mortgage Securities Trust 2012-GCJ9 specifies in Exhibit O that these servicing criteria are applicable to the certificate administrator. Please advise and tell us whether there is an error in the Citibank report and whether you will therefore revise the Citibank report. If you revise the Item 1122 assessment, please also revise the associated report of the independent registered public accounting firm.

Michael S. Gambro   Tel  212 504 6825   Fax  212 504 6666    michael.gambro@cwt.com

Katherine Hsu
June 30, 2016

U.S. Bank National Association (“U.S. Bank”) is the certificate administrator under the pooling and servicing agreement for the GS Mortgage Securities Trust 2012-GCJ9 transaction (the “GSMS 2012-GCJ9 Transaction”).  As described in the Explanatory Notes in the Filing, the Gansevoort Park Avenue Mortgage Loan, the Miami Center Mortgage Loan and the 222 Broadway Mortgage Loan (each a “Loan Combination”) are each pari passu loan combinations being serviced pursuant to the pooling and servicing agreement for the Citigroup Commercial Mortgage Trust 2012-GC8 transaction (the “CGCMT 2012-GC8 Transaction”).  Citibank, N.A. (“Citibank”) is the certificate administrator and U.S. Bank is the trustee under the pooling and servicing agreement for the CGCMT 2012-GC8 Transaction.  A portion of each Loan Combination is included in the GSMS 2012-GCJ9 Transaction.

Citibank’s role as certificate administrator and custodian of each Loan Combination is described in the Exhibit Index included in the Filing.  The Filing includes the reports on assessment of compliance with servicing criteria, attestation reports on assessment of compliance with servicing criteria and servicer compliance statements of Citibank for each of these roles.  Representatives of Citibank had informed us that Citibank excluded criteria (d)(4)(i)-(ii) of Item 1122 of Regulation AB from its assessment of compliance with servicing criteria because the servicing functions related to those servicing criteria are performed solely by U.S. Bank as servicing function participant on behalf of Citibank.  Because the exception pertaining to vendors filing described in the Commission’s Compliance and Disclosure Interpretations 200.06 is inapplicable to U.S. Bank’s engagement by Citibank, and as previously agreed upon with Citibank, U.S. Bank includes Item 1122 (d)(4)(i)-(ii) servicing criteria in its assessment of compliance with servicing criteria and attestation report on assessment of compliance with servicing criteria included in the Filing.

* * *

In responding to the Staff’s comments with respect to the Filing, GSMSC has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

•	GSMSC is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	GSMSC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Katherine Hsu
June 30, 2016

Please contact me with any questions you have regarding the foregoing.

Very truly yours,
/s/ Michael S. Gambro
cc:	Lulu Cheng, Esq. J. Theodore Borter Leah Nivison Timothy K. Saunders, Esq. Joseph M. Osborne, Esq